

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 22, 2012

Via E-mail
Mitchell Geisler
Chairman and Chief Executive Officer
Pacific Metals Corp.
848 North Rainbow BLVD, #2987
Las Vegas, Nevada 89107

>　**Re:**　**Pacific Metals Corp.**
>　　　**Amendment No. 1 to Registration Statement on Form 10**
>　　　**Filed May 11, 2012**
>　　　**File No. 000-54629**

Dear Mr. Geisler:

We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing an amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.　Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please disclose *in* the beginning of your registration statement that you are an emerging growth company and revise your prospectus to:

- Describe how and when a company may lose emerging growth company status;

- Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

- State your election under Section 107(b) of the JOBS Act:

> o If you have elected to opt <u>out</u> of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

> o If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

Business, page 3

2.   Please identify the geologist referenced in your revised disclosure, disclose the date you engaged the geologist and file any material agreement with the geologist consulting firm as an exhibit.

3.   Please disclose the annual renewal fee per claim that you are required to pay yearly, as referenced on page three.

4.   We note your response to comment 4 stating your typical mining claims were acquired by staking, further discussion was not necessary, and identifying information was provided. We reissue comment 4, please provide a brief explanation to your potential investors describing the process by which your company acquired the mineral rights to this National Forest property by describing the process by which you located and documented your typical mining claims. Please include within your filing your claim names (PMC 30-46 & PMC 48-54) and your Colorado Mining Claim numbers (259820-259843).

Regulation, page 7

5.   Your general disclosure in this section does not provide the materially complete description of the effect of existing and proposed regulations on your proposed exploration and development activities, requested by prior comment seven; therefore, we reissue the comment. Your disclosure should address specific regulations that are material to your business. Refer to Item 101(h)(4)(ix) of Regulation S-K.

6.   We note your response to comment 8 stating that you added information regarding your permitting requirements. Your statement that you are subject to regulation by Federal and State authorities does not address the cost or the timing delays such permits may

incur. We re-issue comment 8; please describe the specific permits that will be required for your exploration activities.

Risk Factors, page 7

Regulatory Compliance is complex…, page 9

7.   Please expand your response to prior comment 9 to clearly identify each specific material permit, license or approval required and address clearly the second part of the prior comment regarding the effect of failure or delay in obtaining each such permit, license or approval.

Security Ownership of Certain Beneficial Owners and Management, page 13

8.   We note the disclosure in footnote one to the beneficial ownership table that Mr. Geisler shares voting and dispositive powers of control over the shares held by Pacific Gold Corp. Please revise the beneficial ownership of Mr. Geisler to reflect this beneficial ownership, as required by Item 403 of Regulation S-K.

Certain Relationships and Related Transactions, page 14

9.   Please disclose the material terms of the borrowings from Pacific Gold. For instance, disclose the due date of any loans and the interest rate, if any. Lastly, please disclose the nature of the relationship with Nevada Rae Gold Inc.

10.   Please reconcile the disclosure in this section, that Pacific Gold provides office space for free, with the disclosure on page 12, which refers to a "nominal" fee.

Financial Statements and Exhibits, page 16

11.   We reissue prior comment 22. Your response to prior comment 22 appears to only address the prohibition on presenting graphic or image files information such as text that users must be able to download into spreadsheet form. It does not address the prohibition on presenting graphic or image files information such as text that users must be able to search, which is included in the last sentence of Rule 304(e) of Regulation S-T. As investors should be able to search your articles of incorporation and by-laws, for example, please refile the exhibits in an appropriate format as previously requested.

12.   Please update your financial statements pursuant to Rule 8-08 of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Suying Li, Staff Accountant, at (202) 551-3335 or Brian Bhandari, Accounting Branch Chief, at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Please contact Ken Schuler at (202) 551-3718 if you have questions on engineering matters. Please contact Ruairi Regan, Staff Attorney, at (202) 551-3269 or Pamela Howell, Special Counsel, at (202) 551-3357 if you have any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director

cc: (via e-mail) Andrew Hudders, Esq.